Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave. N.W.
Washington, DC 20004



LAURA E. FLORES*
202.739.5684
lflores@morganlewis.com
* Admitted in Florida only

  May 18, 2005


VIA EDGAR CORRESPONDENCE

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

Re: RYDEX ETF TRUST (THE "TRUST") - POST EFFECTIVE AMENDMENT NO. 3 (FILE NOS. 333-101625 AND 811-21261)

Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Post-Effective Amendment No. 3, filed on February 11, 2005 for the purpose of introducing the Rydex Russell Top 50 ETF (the "Fund") into the Trust and incorporating disclosures regarding (i) the Trust's policies and procedures with respect to frequent purchases and redemptions of fund shares, (ii) the circumstances under which the Trust may use fair value pricing and the effects of using fair value pricing, and (iii) the Trust's policies and procedures with respect to the disclosure of portfolio holdings information. The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund's Prospectus and/or Statement of Additional Information (SAI).

1. COMMENT. Please consider revising the statement that "Shares may trade at, above or below their NAV," included in the second bullet point under "Trading Risk," by deleting the reference to shares trading at and above the NAV.

         RESPONSE. We have revised the language accordingly.
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Mr. Christian T. Sandoe
May 18, 2005
Page 2


2. COMMENT. Please disclose the duration of the Advisor's contractual agreement to pay all operating expenses of the Fund in footnote (F) following the "Fees and Expenses" table on page 3 of the Prospectus.

         RESPONSE. We do not believe additional disclosure in footnote (F) is necessary as the Advisor's obligation to bear all Fund expenses is a term in the advisory contract between the Advisor and the Trust and is currently disclosed on page 13 of the Prospectus. Because this unitary fee is a core term of the advisory agreement, it will continue in perpetuity for as long as the contract is renewed by the Trust's Board in accordance with Section 15(c).

3. COMMENT. Please delete the use of "Additional" in the "Additional Investment Strategies" and "Additional Risks" headings located on page 6 of the Prospectus as they are also considered to be principal investment strategies and risks.

         RESPONSE. We have revised the headings accordingly.

4. COMMENT. Please include disclosure concerning the 60-day shareholder notice requirement specified in Rule 35d-1 under "Additional Investment Strategies" on page 6 of the Prospectus.

         RESPONSE. We have included the following sentence under "Principal Investment Strategy":

         "This is a non-fundamental policy that can be changed by the Fund upon 60 days' prior notice to shareholders."

5. COMMENT. Please clarify the Board of Trustees' reasons for not adopting frequent trading policies and procedures.

         RESPONSE. We have revised the "Market Timing" section as follows:

         "Because the shares of the Fund are listed for trading on the Exchange, which allows retail investors to purchase and sell individual shares among themselves at market prices throughout the trading day similar to other publicly traded securities, the Fund's Board of Trustees has not adopted policies and procedures designed to prevent market timing or to monitor for frequent purchases and redemptions of Fund shares. In addition, the Fund sells and redeems its shares at NAV only in block-size Creation Units pursuant to the terms of a Participant Agreement between the authorized participant and the Distributor, principally in exchange for a basket of securities that mirrors the composition of the Fund's portfolio and a specified amount of cash. The Fund also imposes a transaction fee on such Creation Unit transactions that is designed to offset the Fund's transfer and other transaction costs associated with the issuance and redemption of the Creation Unit shares."

Mr. Christian T. Sandoe
May 18, 2005
Page 3

6. COMMENT. Please disclose the calculation of NAV with respect to the NYSE schedule in accordance with Section 22 (e) and Rule 22c-1 in the "Calculating NAV" section on page 9 of the Prospectus.

         RESPONSE. The Fund's Advisor has confirmed that this Fund will not be impacted by the early closings of markets other than the NYSE; therefore, we have revised the "Calculating NAV" section by deleting the second sentence as follows:

         The Fund calculates NAV once each business day as of the regularly scheduled close of normal trading on the New York Stock Exchange ("NYSE") (normally, 4:00 p.m., Eastern Time).

7. COMMENT. With respect to the discussion of the Fund's use of fair valuation in the second sentence of the second full paragraph under "Calculating NAV" on page 9 of the Prospectus, please consider replacing "may" with "will."

         RESPONSE. We have revised the language accordingly.

8.       COMMENT. Please incorporate disclosure concerning the applicability of
         Section 18(f)(1) into the language included in the last paragraph following "Non-Fundamental Policies" on page 11 of the SAI.

         RESPONSE. We have revised the paragraph referenced as follows (new language appears in bold for purposes of correspondence only):

         "With respect to both the fundamental and non-fundamental policies of the Fund, the foregoing percentages: (i) are based on total assets (except for the limitation on illiquid securities, which is based on net assets); (ii) will apply at the time of the purchase of a security; and (iii) shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of a purchase of such security, EXCEPT FOR THE FUNDAMENTAL LIMITATION ON BORROWING DESCRIBED IN PARAGRAPH 1 ABOVE, UNDER THE HEADING "FUNDAMENTAL POLICIES OF THE FUND." WITH RESPECT TO BORROWINGS IN ACCORDANCE WITH THE LIMITATIONS SET FORTH IN PARAGRAPH 1, IN THE EVENT THAT SUCH ASSET COVERAGE SHALL AT ANY TIME FALL BELOW 300 PER CENTUM, THE FUND MUST REDUCE THE AMOUNT OF ITS BORROWINGS TO AN EXTENT THAT THE ASSET COVERAGE OF SUCH BORROWINGS SHALL BE AT LEAST 300 PER CENTUM WITHIN THREE DAYS THEREAFTER."

9. COMMENT. Please revise the "Portfolio Holdings" section on page 36 of the SAI to reflect the requirements of 11(f)(ii) with respect to restrictions placed on the use of information disclosed and 11(f)(vi) with respect to the Fund's procedures regarding portfolio holdings disclosure.

         RESPONSE. With respect to item 11(f)(ii), no conditions or restrictions are placed on the use of Fund information disclosed to the Distributor or other agent for dissemination through the facilities of the NSCC and/or other fee-based subscription services or to

Mr. Christian T. Sandoe
May 18, 2005
Page 4

         entities that publish and/or analyze such information in connection with the process of purchasing or redeeming Creation Units or trading shares of the Fund in the secondary market.

         The success of the Fund depends, in part, on its ability to maintain a high degree of transparency; therefore, the disclosure of portfolio holdings information does not present the same potential for abuse for the Fund as it does for other open-end investment companies. For example, the consideration necessary to purchase a Creation Unit of the Fund consists of a cash component as well as an in-kind deposit of a designated portfolio of securities ("Deposit Securities"). The Deposit Securities substantially replicate the stocks included in the Fund's Underlying Index. The list of the names and required number of shares of each Deposit Security is disclosed by the Custodian through NSCC each Business Day. Moreover, the Fund's investment objective is to replicate as closely as possible the performance of the Russell Top 50TM Index, the composition of which is publicized.

         However, recipients permitted to receive Fund information based on an exception determined by the Chief Compliance Officer would be subject to a duty of confidentiality, including a duty not to trade on the nonpublic information and would be required to execute an agreement to that effect. No such exceptions currently exist.

         With respect to item 11(f)(vi), we have revised the "Portfolio Holdings" section on page 11 of the SAI as follows:

         "The Board has approved portfolio holdings disclosure policies that govern the timing and circumstances of disclosure to shareholders and third parties of information regarding the portfolio investments held by the Fund. These policies and procedures, as described below, are designed to ensure that disclosure of portfolio holdings is in the best interests of Fund shareholders, and address conflicts of interest between the interests of Fund shareholders and those of the Fund's Advisor, principal underwriter, or any affiliated person of the Fund, the Advisor, or the principal underwriter.

         Each business day, Fund portfolio holdings information will be provided to the Distributor or other agent for dissemination through the facilities of the NSCC and/or other fee-based subscription services to NSCC members and/or subscribers to those other fee-based subscription services, including Authorized Participants, and to entities that publish and/or analyze such information in connection with the process of purchasing or redeeming Creation Units or trading shares of the Fund in the secondary market. This information typically reflects the Fund's anticipated holdings on the following business day. Daily access to information concerning the Fund's portfolio holdings also is permitted
         (i) to certain personnel of those service providers that are involved in portfolio management and providing administrative, operational, risk management, or other support to portfolio management, including affiliated broker-dealers and/or Authorized Participants, and (ii) to other personnel of the Advisor and other service providers, such as the Fund's administrator,

Mr. Christian T. Sandoe
May 18, 2005
Page 5


         custodian and fund accountant, who deal directly with, or assist in, functions related to investment management, administration, custody and fund accounting, as may be necessary to conduct business in the ordinary course in a manner consistent with agreements with the Fund and/or the terms of the Fund's current registration statement. As of May 1, 2005, the Fund had not yet commenced operations and therefore, did not disclose portfolio holdings information to any individual or entity. Once the Fund commences operations it expects to disclose portfolio holdings information to the following entities as part of ongoing arrangements that serve legitimate business purposes: State Street Bank and Trust Company, Securities Industry Automation Corporation ("SIAC"), Goldman Sachs Execution and Clearing, LP, Bloomberg, and Thomson Financial News.

         From time to time, information concerning Fund portfolio holdings, other than portfolio holdings information made available in connection with the creation/redemption process, as discussed above, may also be provided to other entities that provide additional services to the Fund, including, among others, rating or ranking organizations, in the ordinary course of business, no earlier than one business day following the date of the information. Portfolio holdings information made available in connection with the creation/redemption process may be provided to other entities that provide additional services to the Fund in the ordinary course of business after it has been disseminated to the NSCC.

         The Fund's Chief Compliance Officer, or his or her designee, may also grant exceptions to permit additional disclosure of Fund portfolio holdings information at differing times and with different lag times (the period from the date of the information to the date the information is made available) in instances where the Fund has legitimate business purposes for doing so, it is in the best interests of shareholders, and the recipients are subject to a duty of confidentiality, including a duty not to trade on the nonpublic information and are required to execute an agreement to that effect. The Board will be informed of any such disclosures at its next regularly scheduled meeting or as soon as is reasonably practicable thereafter. In no event shall the Fund, the Advisor, or any other party receive any direct or indirect compensation in connection with the disclosure of information about the Fund's portfolio holdings.

         In addition to the permitted disclosures described above, the Fund must disclose its complete holdings quarterly within 60 days of the end of each fiscal quarter in the Annual Report and Semi-Annual Report to Fund shareholders and in the quarterly holdings report on Form N-Q. These reports are available, free of charge, on the EDGAR database on the SEC's web site at www.sec.gov."

10. COMMENT. Please clearly identify which Trustees are interested under "Management of the Trust" on page 15 of the SAI.

         RESPONSE. We have included headings in the "Management of the Trust - Members of the Board" section on page 15 of the SAI indicating which Trustees are interested and which are independent.

11. COMMENT. Please disclose the duration of the Trustees' terms of service.

         RESPONSE. We have included the following sentence under "Management of the Trust - Members of the Board" section on page 15 of the SAI

         "The members of the Board serve as trustees for the life of the Trust or until retirement, removal, or their office is terminated pursuant to the Trust's Declaration of Trust."

Mr. Christian T. Sandoe
May 18, 2005
Page 6


12. COMMENT. Please provide more specific disclosure with regard to the information the Board of Trustees considered and their findings prior to their approval of the investment advisory agreement.

         RESPONSE. We have revised the fourth paragraph of the "Board Considerations in Approving the Advisory Agreement" section located on page 17 of the SAI as follows:

         "Based  on  the  Board's   deliberations  and  its  evaluation  of  the
         information described above, the Board, including all of the independent trustees, agreed that the Advisor had provided high quality services to the Rydex family of Funds in respect to such matters as managing the Funds' portfolios in a manner consistent with the Funds' respective investment objectives, as well as providing transfer agency services, fund accounting services and other services to Fund investors in a manner that meets the needs of investors. In addition, the Board found that the fees charged by the Advisor for the services to be provided to the Fund were reasonable in light of the costs of the services, the profitability of the Advisor, and the fees charged by advisers to other comparable funds. As a result of these findings, the Board unanimously: (a) concluded that terms of the investment advisory agreement are fair and reasonable; (b) concluded that the Advisor's fees are reasonable in light of the services that the Advisor provides to the Trust; and (c) agreed to approve the investment advisory agreement for the Fund."

                                                        ***

I hereby acknowledge on behalf of the Rydex ETF Trust (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact either John M. Ford at 202.739.5856 or me at 202.739.5684.

Sincerely,


/s/ Laura E. Flores

Laura E. Flores

c:  John M. Ford, Esq.
    Joanna Haigney